1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 23, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Yoon Choo

Re: Growth Fund and Science & Technology Fund (each, a “Fund”), two series of VALIC Company I (the “Registrant”), Investment Company Act File No. 811-03738
Preliminary Proxy Statement Filed on December 4, 2020

Dear Ms. Choo:

This letter responds to comments on the above-referenced Preliminary Proxy Statement that you provided in a telephone conversation with the undersigned on December 14, 2020.  For your convenience, the substance of those comments has been restated below to the best of our understanding in italicized text. The Registrant’s responses to each comment are set out immediately under the restated comment. A Definitive Proxy Statement on Schedule 14A, which reflects changes made in response to your comments, along with changes made to update certain other information in the Preliminary Proxy Statement will be filed separately. Defined terms, unless otherwise defined herein, have the meanings given them in the Preliminary Proxy Statement.

Comment 1.	For future reference, proxy cards and voting instruction cards filed with the Preliminary Proxy Statement should be clearly marked “preliminary copies”

Response 1.
The Registrant acknowledges the Staff’s comment and submits that it will clearly mark proxy cards and voting instruction cards as “preliminary copies” in connection  with future Preliminary Proxy Statement filings.

Comment 2.
The shareholder letter, proxy statement and other materials should be revised to more clearly distinguish between different types of plans and shareholders as to whether they (1) can vote directly or pass through the power to vote, or (2) cannot vote.  Please make these revisions in all relevant places.

Response 2.	The Registrant has revised disclosure in the proxy materials to clarify voting procedures with respect to shares held through plans and trusts.

Comment 3.	Please add disclosure regarding voting by group deferred compensation contract owners and nonqualified unfunded deferred compensation plans.

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Response 3.
The Registrant notes that specific details regarding voting by group deferred compensation contract owners and unfunded deferred compensation plans are provided in the proxy statement.  The Registrant submits that such level of detail is not suitable for the shareholder letter.

Comment 4.
The shareholder letter states that “Shareholders of a Fund who invest through a qualified retirement plan or an individual retirement account outside of a variable annuity or variable life insurance contract may vote their shares directly.” Other sections  of the Preliminary Proxy Statement contain similar language.  Please clarify the use of the term “may” in this disclosure.

Response 4.
The use of the term “may” is intended to distinguish qualified retirement plan shareholders and individual retirement account shareholders who may vote their shares directly from owners of variable annuity or variable life insurance contracts who may not vote their shares directly.  We have revised this sentence to read as follows:  “Shareholders of a Fund who invest through a qualified retirement plan or an individual retirement account may have the right to vote or give voting instructions depending on the terms of the plan or individual retirement account custodial or other agreement.”

Comment 5.	With respect to the phone number referenced in the shareholder letter for shareholders to call with questions, please disclose that the phone number is for Broadridge, the Funds’ proxy solicitor.

Response 5.	The Registrant will make the requested change.

Comment 6.
In the Questions and Answers section, the response to the question “How do I vote my shares?” includes a reference to the Instructions for Signing Voting Instruction Cards.  Please revise the disclosure to add a reference to proxy cards, if appropriate.

Response 6.	The Registrant will make the requested change.

Comment 7.
In the disclosure captioned “To Our Group Deferred Compensation Contract Owners,” the disclosure states “Participants in a nonqualified unfunded deferred compensation plan will not have the right to give voting instructions.”  Please revise the disclosure to explain how these shares would be voted.

Response 7.
As stated in the sentence preceding the cited disclosure, the group contract owner has the right to give voting instructions with respect to shares held through a nonqualified unfunded deferred compensation plan.  The Registrant will delete the subsequent sentence as redundant of the prior sentence.

Comment 8.
The Notice of Joint Special Meeting and page 2 of the proxy statement disclose the following: “Shareholders of a Fund who invest through a qualified employer-sponsored retirement plan (each, a “Plan”) or an individual retirement account (each, an “IRA”) without a Contract may vote shares directly. Plan participants and IRA owners may have the right to vote or give voting instructions depending on the type of Plan or account or the terms of the Plan or IRA custodial or other agreement.”  Please revise these disclosures to (1) better distinguish the types of shareholders or (2) clarify that the second sentence is an elaboration on the first, as relevant.

Response 8.
The second sentence quoted in the above-referenced disclosure applies to shareholders investing through a Contract as well as those investing directly (i.e., outside of a Contract). Specifically, as indicated by the second sentence, with respect to shares held through plans or trust accounts, VALIC will take direction from the applicable Plan or trustee regarding who (e.g., the plan or plan participants) provides votes or voting instructions. The Registrant will clarify the above-referenced disclosure to state that: “Participants in qualified retirement plans (each, a “Plan”) or owners of individual retirement accounts (“IRAs”) may have the right to vote or give voting instructions depending on the terms of the Plan or IRA custodial or other agreement. VALIC will take direction from the applicable Plan or account trustee regarding who (e.g., the Plan or participants) has the right to vote or provide voting instructions.”

Comment 9	In the Important Notice Regarding the Availability of Proxy Materials, please state that any additional soliciting material would also be available at the disclosed website.

Response 9.	The Registrant will revise the above-referenced disclosure to clarify that additional solicitation materials sent to shareholders will be available at the disclosed website.

Comment 10.	In the discussion of the Proposal on page 3 of the Proxy Statement, please clarify which index is the Growth Fund’s benchmark for performance.

Response 10.
The proxy statement will be revised to clarify that the Russell 1000 Growth Index is the Fund’s benchmark index, although a portion of the Fund seeks to track the performance of the S&P 500 Growth Index.

Comment 11.	On page 4 of the proxy statement, please disclose why the Funds reserve the right not to comply with Subchapter M and under what circumstances they would consider not complying.

Response 11.	The Registrant will delete the above-referenced statement from the proxy statement.

Comment 12.	On page 5 of the proxy statement, please disclose the name and address of each subadviser to the Funds.

Response 12.	The Registrant will add the requested disclosure.

Comment 13.
On page 7 of the proxy statement, in addition to disclosing the percentage ownership in each Fund of the Separate Account, please disclose any plan or other person that the Registrant knows owns more than 5% a Fund’s shares through the Separate Account.

Response 13.	To the Registrant’s knowledge, there are no other 5% beneficial owners of the Funds.

Comment 14.	Please confirm whether the Funds expect any broker non-votes in connection with the shareholder meeting.

Response 14.	The Funds’ shares are not held through brokers. As a result, the Funds do not expect any broker non-votes in connection with the shareholder meeting.

Comment 15.
On page 8 of the proxy statement, please clarify whether the sentence “Shareholders of a Fund who are participants in a Plan or an IRA custodial account vote their shares directly” is consistent with other disclosures regarding these shareholders.  Please also disclose what these plans do if participants do not vote their shares or if they do not pass through the vote.

Response 15.	The Registrant will revise the first part of this passage to read as follows:

Shares of the Funds are also sold directly to Plans and to IRA custodians. These shares (owned outside of a Contract) are voted directly.  A Plan or IRA custodial account that includes a Fund as an investment option, is, in most cases, the legal shareholder of the Fund and, as such, has sole voting power with respect to the shares, but in most cases will pass through any voting rights to Plan participants or IRA owners who have an interest in the Fund. Shareholders of a Fund who are participants in a Plan or an IRA custodial account that passes through the right to vote to participants or owners vote their shares directly. If proxies for directly held shares are not authorized (by returning the proxy card or via telephone or Internet), the proxies will not be voted.

Comment 16.	On page 7 of the proxy statement, please provide additional disclosures regarding householding, in accordance with Item 23 of Schedule 14A.

Response 16.	The Registrant will revise the disclosure as requested. The revised disclosure will read as follows:

Please note that only one copy of the Proxy Statement and other shareholder documents may be delivered to a shareholder or multiple shareholders of the Funds whose accounts are registered under the same social security number or tax identification number and the same address, unless the Funds have received instructions to the contrary. This practice is commonly called “householding” and it is intended to reduce expenses and eliminate duplicate mailings of shareholder documents. Mailings of your shareholder documents may be householded indefinitely unless you instruct us otherwise. To request a separate copy of the Proxy Statement or any other shareholder document or for instructions as to how to  request a separate copy of these documents or as to how to request a single copy if multiple copies of these documents are received, shareholders should contact the respective Fund at the address and phone number set forth on the first page of the Notice of Joint Special Meeting.

Should you have any questions concerning the above, please call the undersigned at 202-303-1121.

Very truly yours,

/s/ Richard F. Jackson
Richard F. Jackson

cc:          Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher, LLP
Chip Lunde, Esq., Willkie Farr & Gallagher, LLP